Exhibit 99.1

NewsRelease

TC Energy Declares Quarterly Dividends
Dividend Reinvestment Plan Issuance from Treasury Ceased

CALGARY, Alberta - November 1, 2019 - News Release - TC Energy Corporation (TSX, NYSE: TRP) (TC Energy or the Company) today announced that the Board of Directors (Board) of TC Energy declared a quarterly dividend of $0.75 per common share for the quarter ending December 31, 2019 on the Company’s outstanding common shares. The common share dividend is payable on January 31, 2020 to shareholders of record at the close of business on December 31, 2019.

The Board also declared quarterly dividends on the outstanding Cumulative First Preferred Shares as follows:

•	For the period up to but excluding December 31, 2019, payable on December 31, 2019, to shareholders of record at the close of business on December 2, 2019:

◦	Series 1 - $0.204125 per share

◦	Series 2 - $0.22300548 per share

◦	Series 3 - $0.1345 per share

◦	Series 4 - $0.18267671 per share

•	For the period up to but excluding January 30, 2020, payable on January 30, 2020, to shareholders of record at the close of business on December 31, 2019:

◦	Series 5 - $0.14143750 per share

◦	Series 6 - $0.19937534 per share

◦	Series 7 - $0.243938 per share

◦	Series 9 - $0.235125 per share

•	For the period up to but excluding November 29, 2019, payable on November 29, 2019, to shareholders of record at the close of business on November 15, 2019:

◦	Series 11 - $0.2375 per share

◦	Series 13 - $0.34375 per share

◦	Series 15 - $0.30625 per share

These dividends are designated by TC Energy to be eligible dividends for purposes of the Income Tax Act (Canada) and any similar provincial or territorial legislation. An enhanced dividend tax credit applies to eligible dividends paid to Canadian residents.

Commencing with the dividends declared October 31, 2019, common shares purchased with reinvested cash dividends under TC Energy’s Dividend Reinvestment and Share Purchase Plan (DRP) will no longer be satisfied with shares issued from treasury at a discount but rather will be acquired on the Toronto Stock Exchange at 100 per cent of the weighted average purchase price. The DRP is available for dividends payable on TC Energy’s common and preferred shares.

TC Energy and its affiliates deliver the energy millions of people rely on every day to power their lives and fuel industry. Focused on what we do and how we do it, we are guided by core values of safety, responsibility, collaboration and integrity. Our more than 7,000 people are committed to sustainably developing and operating pipeline, power generation and energy storage facilities across Canada, the U.S. and Mexico. TC Energy’s common shares trade on the Toronto (TSX) and New York (NYSE) stock exchanges under the symbol TRP. Visit TCEnergy.com and connect with us on social media to learn more.

FORWARD-LOOKING INFORMATION

This release contains certain information that is forward-looking and is subject to important risks and uncertainties (such statements are usually accompanied by words such as "anticipate", "expect", "believe", "may", "will", "should", "estimate", "intend" or other similar words). Forward-looking statements in this document are intended to provide TC Energy security holders and potential investors with information regarding TC Energy and its subsidiaries, including management's assessment of TC Energy's and its subsidiaries' future plans and financial outlook. All forward-looking statements reflect TC Energy's beliefs and assumptions based on information available at the time the statements were made and as such are not guarantees of future performance. As actual results could vary significantly from the forward-looking information, you should not put undue reliance on forward-looking information and should not use future-oriented information or financial outlooks for anything other than their intended purpose. We do not update our forward-looking information due to new information or future events, unless we are required to by law. For additional information on the assumptions made, and the risks and uncertainties which could cause actual results to differ from the anticipated results, refer to the Quarterly Report to Shareholders dated October 31, 2019 and the 2018 Annual Report filed under TC Energy's profile on SEDAR at www.sedar.com and with the U.S. Securities and Exchange Commission at www.sec.gov.

Media Enquiries:
Jaimie Harding / Hejdi Carlsen
403.920.7859 or 800.608.7859

Investor & Analyst Enquiries:
David Moneta / Duane Alexander
403.920.7911 or 800.361.6522